Exhibit D

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made this 31st day of October, 2013.

BETWEEN:	CLARKE INC. (“Clarke”) and QUINPOOL HOLDINGS PARTNERSHIP (“Quinpool”) (collectively, the “Vendors”)

AND:	TRANSFORCE INC. (the “Purchaser” and together with the Vendor, the “Parties”)

1.	SALE AND PURCHASE OF SHARES

The Vendors hereby sell, transfer and assign to the Purchaser and the Purchaser hereby purchases from the Vendors, all of the Vendors’ right, title and interest in and to one million seven hundred fourteen thousand seven hundred fifty-four (1,714,754) common shares (collectively, the “Shares”) of the capital stock of Vitran Corporation Inc. (“Vitran”) for a purchase price of USD$8,179,376.58 dollars, receipt of which is hereby acknowledged by the Vendors, representing USD$4.77 per Share, which the Vendors acknowledge and confirm represents the average price that the Vendors paid to acquire the Shares.

2.	REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors represent and warrant to and in favour of the Purchaser as follows, and acknowledge that the Purchaser is relying upon such representations and warranties listed in Schedule A hereto in connection with the entry into of this Agreement by the Purchaser.

3.	MISCELLANEOUS

3.1	Further Assurances. Each of the Parties upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to complete the transaction contemplated by this Agreement.

3.2	Successors in Interest. This Agreement and the provisions hereof shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns.

3.3	Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument. Delivery of this Agreement may be made by facsimile or e-mail transmission, and pages delivered by facsimile or e-mail transmission, including executed pages, shall be deemed to be original pages.

3.4	Interpretation. This Agreement shall be construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

3.5	Schedule. Schedule A is incorporated by reference into and form part of this Agreement.

3.6	Language. This Agreement has been drafted in English at the express request of the Parties. Cette convention a été rédigée en anglais à la demande expresse des parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement at the date first mentioned above.

CLARKE INC.

per:	/s/ George Armoyan

QUINPOOL HOLDINGS PARTNERSHIP, by its managing partner Clarke Inc.

per:	/s/ George Armoyan

TRANSFORCE INC.

per:	/s/ Alain Bédard

Schedule A

Representation and warranties of the Seller

(a)	Due Constitution. Clarke is a duly-constituted and validly-subsisting corporation under the laws of Canada and Quinpool is a duly-constituted and validly-subsisting partnership under the laws of Nova Scotia.

(b)	Due Authorization, Execution and Delivery. Each of the Vendors has all necessary corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of the Vendors. This Agreement has been duly executed and delivered by the Vendors and constitutes a legal, valid and binding obligation of the Vendors enforceable against them in accordance with its terms except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) general equitable principles, or (iii) limitations under applicable laws in respect of rights of indemnity, contribution and waiver of contribution.

(c)	Non-Contravention. The execution of this Agreement and the performance by the Vendors of their obligations hereunder do not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other person to exercise any rights under any of the terms or provisions of any agreement, contract or indenture to which either of the Vendors is a party or by which the Vendors’ property or the Shares are bound, and will not result in the violation by the Vendors of any applicable laws.

(d)	No Finder. No broker or finder acted directly for the Vendors in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission or fee from the Vendors in respect thereof.

(e)	Title and Encumbrances. The Vendors are the beneficial owners of the Shares, and the Shares are transferred to and acquired by the Purchaser with good and marketable title, free and clear of any and all encumbrances. The Shares are not subject to any securityholders’ agreement, voting trust or similar agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a securityholders’ agreement, voting trust or other agreement affecting the Shares or the ability of the Vendors to exercise all ownership rights thereto, including the voting of any Shares.

(f)	No Other Agreement. No person other than the Purchaser has or will have any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Shares from the Vendors.

(g)	No Proceeding Pending. There is no claim, action, lawsuit, arbitration, mediation or other proceeding to which either of the Vendors is a party or in respect of which either of the Vendors has been served written notice, or to the Vendors’ actual knowledge, pending or threatened against either of the Vendors, that relates or could relate to this Agreement or otherwise materially impairs or would reasonably be expected to materially impair the ability of either of the Vendors to consummate the transactions contemplated hereby or the title of the Vendors to any of the Shares.

(h)	Consents. There is no requirement of the Vendors to make any filing with, give any notice to, or obtain any permit, licence, sanction, ruling, order, exemption or consent, approval or waiver of, any governmental entity or other person as a condition to the execution and delivery by the Vendors and enforcement against the Vendors of this Agreement.

(i)	Only Shares of Vitran held by the Vendor. The only shares of the capital stock of Vitran held directly or indirectly by the Vendors are the Shares and an additional four hundred eighteen thousand eight hundred thirty-seven (418,837) common shares.

(j)	Residency. Neither of the Vendors is a “non-resident of Canada” for the purposes of the Income Tax Act (Canada).

(k)	Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids. The Vendors have not acquired any of the Shares in order that the Purchaser might make use of the take-over bid exemption, to the extent applicable, set out in section 4.2 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids.

(l)	Survival of Representations and Warranties. The Vendors further agree that the foregoing representations and warranties will survive the purchase by the Purchaser of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares.

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